EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratio)

	2003		2002		2001		2000		1999
Earnings:
Pretax income	$67,922		$32,824		$(9,093)		$24,915		$37,664
Interest	30,720		29,200		37,887		37,523		28,573
Interest in leases	2,226		2,002		2,012		1,719		1,548
Amortization of capitalized interest	431		434		409		338		242

	$101,299		$64,460		$31,215		$64,495		$68,027

Fixed charges:
Interest	$30,720		$29,200		$37,887		$37,523		$28,573
Capitalized interest	271		7		513		895		1,032
Interest in leases	2,226		2,002		2,012		1,719		1,548
Amortization of capitalized interest	431		434		409		338		242

	$33,648		$31,643		$40,821		$40,475		$31,395

Ratio:	3.0	x	2.0	x	0.8	x	1.6	x	2.2	x